Exhibit (a)(7)

EFiled: Mar 4 2005 10:53AM EST
Filing ID 5269717

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

X
J. DOUGLAS ZALETEL, individually, and on behalf of all	:
others similarly situated,	:
Plaintiff,	:
-against-	:	Civil Action No. 1147-N
:
KING OWYANG, HANSPETER EBERHARDT,	:
GLYNDWR SMITH, TIMOTHY V. TALBERT,	:
THOMAS C. WERTHEIMER, SILICONIX, INC. and	:
VISHAY INTERTECHNOLOGY, INC.,	:
:
Defendants.	:
X

CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, for his complaint against defendants, allege upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a stockholders’ class action lawsuit on behalf of the public stockholders of Siliconix, Inc. (“Siliconix” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Siliconix common stock by Vishay Intertechnology, Inc. (“Vishay”).

THE PARTIES

2.             Plaintiff has owned Class A common stock of the Company since prior to the transaction herein complained of and continuously to date.

3.             Defendant Siliconix is a corporation duly organized and existing under the laws of the State of Delaware. As of November 5, 2004, Siliconix had 29,879,040 shares of common stock outstanding.

4.             Defendant Vishay is a corporation duly organized and existing under the laws of the State of Delaware. Vishay owns 80.4% of the outstanding stock of Siliconix.

5.             Defendant King Owyang is President and CEO of Siliconix and a member of its Board of Directors. As a result of Vishay’s control of the Company, Defendant Owyang serves at the pleasure of Vishay.

6.             Defendant Glyndwr Smith is the Chairman of the Board of Directors of Siliconix. Defendant Smith is also a Vishay Executive Vice President.

7.             Defendants Hanspeter Eberhardt, Timothy Talbert, and Thomas C. Wertheimer are members of the Board of Directors of Siliconix.

8.            The defendants named in paragraphs 5 to 7 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of Siliconix and owe them the highest obligations of good faith, fair dealing, loyalty, due care and candor.

CLASS ACTION ALLEGATIONS

9.             Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of Siliconix stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

10.           This action is properly maintainable as a class action.

11.           The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

12.           There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)           Whether defendants have breached their fiduciary duties of loyalty, independence or due care with respect to plaintiff and the other members of the Class;

(b)           Whether the Individual Defendants are engaging in self-dealing;

(c)           Whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Siliconix;

(d)           Whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class, including the duties of good faith, disclosure, diligence, honesty and fair dealing;

(e)           Whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f)            Whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

13.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff have the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

14.          The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

15.          Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

16.          On March 3, 2005, Vishay announced that it had given the Siliconix Board of Directors notice of its intention to initiate an exchange offer whereby holders of Siliconix stock would receive 2.64 shares of Vishay stock in order to acquire the outstanding publicly held minority. The transaction is structured as a first step exchange offer and second step merger. The exchange offer is reportedly to commence following the filing of each company’s Form 10-K which is due no later than March 16, 2005.

17.          On the date of the announcement, Siliconix’s trading price closed at $29.15. The 52 week range for the stock prior to the announcement was $27.55 to $50.42. Vishay has timed its offer to take advantage of the depressed stock price of Siliconix. Tellingly, at the opening of the trading day following the announcement, March 4, 2004, Siliconix’s share price exceeds the cash value of the securities offered by Vishay. Because the Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Siliconix and because they are in possession of private corporate information concerning

Siliconix’ businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Siliconix.

18.          Defendants owe fundamental fiduciary obligations to Siliconix’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected, to consider seriously all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Siliconix must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

19.           Defendants have refused to take those steps necessary to ensure that Siliconix stockholders will receive maximum value for their shares of Siliconix stock.

20.          The proposed exchange is wrongful, unfair and harmful to Siliconix’s public stockholders, and represents an effort by the Individual Defendants and Vishay to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The transaction is an attempt to deny plaintiff and the other members of the Class their rights.

21.           The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Siliconix, including their duties of loyalty, disclosure and duty of care.

22.           The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

23.           Because the Individual Defendants have breached their duties of loyalty, disclosure, good faith and independence in connection with the exchange offer, the burden of proving the inherent or entire fairness of the exchange, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

24.           Defendant Vishay has breached fiduciary duties by unfair self-dealing to the detriment of Siliconix’s public shareholders.

25.           As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Siliconix’s assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Siliconix common stock.

26.           Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

27.           Only through the exercise of this Court’s equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict. Defendants are precluding the stockholders’ enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would maximize shareholders value.

28.           Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, to the irreparable harm of plaintiff and other members of the Class.

29.           Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(a)           Declaring that this action may be maintained as a class action;

(b)           Declaring that the proposed transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

(c)           Enjoining preliminarily and permanently the defendants from taking any steps to accomplish or implement the proposed transaction without adequate safeguards for the interests of the class, including truly independent representation to act on behalf of the public shareholders;

(d)           Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with pre-judgment and post-judgment interest;

(e)           Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys, accountants’, and experts’ fees; and

(f)            Granting such other and further relief as may be just and proper.

Dated: March 4, 2005	CHIMICLES & TIKELLIS LLP

Pamela S. Tikellis (#2172)
Robert J. Kriner (#2546)
A. Zachary Naylor (#4439)
Robert Davis (#4536)
One Rodney Square
P.O. Box 1035
Wilmington, Delaware 19899 (302) 656-2500

Attorneys for Plaintiff

OF COUNSEL:

Bruce Murphy, Esq.
265 Llwyds Ln.
Vero Beach, Florida 32963
(772) 231-4202